SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
20 JANUARY 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD RECEIVES PAYMENT FROM TANAMI GOLD IN WESTERN TANAMI PROJECT SALE

News
Release
(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
AM/CAD/AGO391.04
NYSE Ticker: AU
20 January 2004

AngloGold receives payment from Tanami Gold in Western Tanami Project sale
AngloGold Australia Ltd is pleased to announce that it has received payment from Tanami Gold NL as consideration for Tanami Gold's purchase of the Western Tanami Project.

Tanami Gold has made a cash payment of A$3.75 million and issued 25 million fully paid ordinary shares to AngloGold Australia to complete the transaction. This follows an initial payment of A$250,000 when the companies signed a Heads of Agreement on November 24, 2003. AngloGold Australia is now Tanami Gold's largest shareholder with 10.25% of the company's ordinary shares.

Under the terms of the agreement, Tanami Gold will make a further payment of A$5 million within 120 days of Friday, January 16, 2004. The company has also agreed to the payment of a royalty to AngloGold Australia.

The Western Tanami Project, located in the Tanami Desert in Western Australia, includes the Coyote deposit where Tanami Gold is currently undertaking a detailed review of all technical data and an inspection of drill core with a view to starting a drilling program in the March 2004 quarter.

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan +27 11 637 6248 +27 83 308 2200 slenahan@anglogold.com

Europe & Asia
Tomasz Nadrowski +1 917 912 4641 tnadrowski@anglogold.com

Australia
Andrea Maxey
+61 8 9425 4604 +61 438 001 393 amaxey@anglogold.com.au
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward- looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 20 JANUARY 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary